UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021.

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement and Unregistered Sales of Equity Securities

On February 15, 2021, ZK International Group Co., Ltd (the “Company”) entered into a Consultancy Agreement (the “Agreement”) with Dentoro Alliance LP, a company incorporated in the Republic of Ireland (the “Consultant”). Pursuant to the Agreement, the Consultant agreed to provide marketing services for the business development of xSigma Corporation, a subsidiary of the Company (“xSigma”), including website development, protocol development and implementation, social media and community management, content creation and public relations management. In exchange for the Consultant’s services, the Company agreed to pay the Consultant initial compensation and performance earn-out. The initial compensation includes 250,000 ordinary shares of the Company, valued at $2.00 per share with a total consideration of $500,000, which were issued upon execution of the Agreement, and warrants to purchase a total of 2,500,000 ordinary shares, which include (i) warrants to purchase 400,000 ordinary shares, exercisable at $1.00 per share only when Company’s closing bid price is at least $2.00 for ten consecutive trading days, (ii) warrants to purchase 1,000,000 ordinary shares, exercisable at $1.50 per share only when Company’s closing bid price is above $2.50 for seven consecutive trading days, (iii) warrants to purchase 500,000 ordinary shares, exercisable at $2.00 per share only when Company’s closing bid price is at least $3.50 for seven consecutive trading days, (iv) Warrants to purchase 600,000 ordinary shares, exercisable at $2.50 per share, only when Company’s closing bid price is at least $4.25 for seven consecutive trading days. All the warrants will expire nine months after issuance and may be permitted for cash or cashless exercise at Company’s option pursuant to a definitive warrant agreement. The performance earn-out includes 1,000,000 ordinary shares of the Company if xSigma generates $2,500,000 or more in audited operating net income in any fiscal year of xSigma (the “Milestone Event”). This performance earn-out precludes the Consultant from earning any additional share based on the Milestone Event.

The Agreement was approved by the Board of Directors. The company submitted a Listing of Additional Shares Notification Form to the Nasdaq Stock Market (“Nasdaq”) relating to the issuance of the warrants and ordinary shares pursuant to the Agreement.

The foregoing description of the Agreement is qualified in its entirety by reference to the provisions of the Agreement filed as Exhibit 10.1 to this report, which are incorporated by reference herein.

The warrants and ordinary shares, when issued pursuant to the Agreement, will be issued in reliance upon the exemption from securities registration afforded by the provisions of Regulation S as promulgated by the U.S. Securities and Exchange Commission under the Securities Act. The Company made the determination based upon the factors that the Consultant is not a “U.S. Person” as that term is defined in Rule 902(k) of Regulation S under the Securities Act, that the Consultant was acquiring our securities for investment purposes for its own respective account and not as nominees or agents, and not with a view to the resale or distribution thereof, and that the Consultant understood that the shares of our securities may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

Prior to the approval of the Agreement, the Company also elected to follow British Virgin Islands practices in lieu of the requirements of Nasdaq Listing Rule 5600 with the exception of these rules which are required to be followed pursuant to the provisions of Nasdaq Listing Rule 5615(a)(3). To the extent that the Company has adopted such practices similar to and in lieu of the requirements contained within Rule 5600, those practices are not prohibited by British Virgin Islands law. As required by Nasdaq Listing Rule 5615(a)(3), the Company plans disclose in its Form 20-F each requirement of Nasdaq Listing Rule 5600 that it does not follow and describe the practice followed in the British Virgin Islands in lieu of such requirement.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 10.1	Consultancy Agreement between ZK International Group Co., Ltd. and Dentoro Alliance LP, dated February 15, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2021	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board